Filed pursuant to Rules 424(b)(3) and 424(c)

Registration No. 333-111880

PROSPECTUS SUPPLEMENT (To Prospectus dated February 26, 2004)

35,000,000 Shares

Internap Network Services Corporation

Common Stock

After the effectiveness of the registration statement of which this prospectus supplement and the related prospectus forms a part, we became aware that (1) certain unauthorized persons may have accessed an Internet-based investor presentation, or road show, that had been used by Internap in the offering and (2) portions of the road show presentation had been posted by an unauthorized third party on a generally-available Internet photo sharing website. The unauthorized access to the Internet-based investor presentation and the postings to the Internet photo sharing website may each be deemed to constitute a prospectus that does not meet the requirements of the Securities Act, and thus a violation of the Securities Act. The road show presentation was maintained on a password protected website by a third party vendor, and, consistent with the Securities and Exchange Commission’s guidance relating to electronic road show presentations, was intended for access only by prospective investors authorized by the managing underwriters. The presentation included electronic slides that could be viewed during the presentation and oral statements made by members of our management team. Unauthorized access to the road show presentation was provided by posting, without our consent or the consent of the managing underwriters, the website link and passwords on a generally accessible message board maintained on the Yahoo Finance website. In addition, unauthorized access to the electronic slides used in the road show presentation was provided by posting images of the slides to an Internet photo sharing website. The road show presentation and the posted road show slides did not disclose the related risks and uncertainties described in this prospectus. This information should not be considered in isolation and you should make your investment decision only after reading this entire prospectus carefully.

The unauthorized access to the Internet-based investor presentation and the unauthorized postings to the Internet photo sharing website may each be deemed to constitute a prospectus that does not meet the requirements of the Securities Act and thus a violation of the Securities Act. If we are found to have violated the Securities Act, then for a period of one year from the date of the violation, certain investors who purchase shares of our common stock in this offering may have the right to obtain recovery of the consideration paid in connection with their purchase from us or any person who participated in the offering or, if they had already sold their shares, damages resulting from their purchase and sale of those shares. Any liability would depend, in part, upon the number of shares purchased by investors who assert their right of rescission or claim for damages within the one year statute of limitations period. If asserted, we intend to contest any claims for rescission or damages vigorously. At this stage, it is not possible to estimate the amount of any possible loss from these potential claims.

The prospectus, together with this prospectus supplement, constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act of 1933 with respect to offers and sales of the common stock offered hereby.

The underwriters expect to deliver the shares in New York, New York, on March 3, 2004.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 2, 2004.